UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: March 27, 2024

(Date of earliest event reported)

Emerging Fuels Technology, Inc.

(Exact name of issuer as specified in its charter)

Oklahoma	27-3842479
(State or other incorporation)	(I.R.S. Employer Identification No.)

6024 S. 116th East Avenue,

Tulsa, Oklahoma 74146

(Full mailing address of principal executive offices)

(918) 286-6802

(Issuer’s telephone number, including area code)

Non-Voting Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.      Other Events

On March 27, 2024, Emerging Fuels Technology, Inc. (the “Company”)and Black and Veatch Corporation (“B&V”) entered into the First Amendment (the “First Amendment”) to the agreement entered into between the Company and B&V on May 11, 2021.  The First Amendment (i) decreases the number of yearly dividend payments that the Company may be required to make to B&V to one time per year, (ii) clarifies the date upon which any such yearly dividend payment is to be made to B&V, (iii) obligates the Company to track any dividends that have been earned by B&V but that cannot legally be paid by the Company, (iv) obligates the Company to continually assess whether or not the Company can legally pay any earned but unpaid dividends to B&V, and (v) obligates the Company to pay any earned but unpaid dividends to B&V as soon as legally possible.

Also on March 28, 2024, the Company and the requisite number of shareholders of the Company’s common stock and preferred stock executed the Seventh Amended and Restated Shareholders Agreement (the “New Shareholders Agreement”).  The New Shareholders Agreement replaces the Sixth Amended and Restated Shareholders Agreement, dated July 21, 2021, as amended on October 28, 2021 (the “Old Shareholders Agreement”).  The New Shareholders Agreement differs from the Old Shareholders Agreement as follows:  (i) the New Shareholders Agreement adds reasons for which the Company may reasonably withhold its prior written consent to any transfer of its common stock or preferred stock, (ii) the New Shareholders Agreement clarifies that under the tender process as set forth in Section 5 of the Shareholders Agreement any existing shareholders may accept and purchase all or any portion of their pro rata share of such tendered shares and that not all tendered shares must be accepted for purchase, (iii) the New Shareholders Agreement adds additional requirements for a shareholder-transferor to meet under the tender process, and (iv) the New Shareholders Agreement removes the certified mailing requirement from the notice provision and clarifies when notice is deemed to be given.

Copies of the New Shareholders Agreement and the B&V Agreement are filed as Exhibits 3.1 and 3.3 to this Current Report on Form 1-U.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Emerging Fuels Technology, Inc.

By:	/s/ Kenneth L. Agee
Name:	Kenneth L. Agee
Title:	President

Date:	April 2, 2024

Exhibit Index

Exhibit No.	Description

3.1	Seventh Amended and Restated Shareholders Agreement
3.3	First Amendment to Agreement dated May 11, 2021 between Emerging Fuels Technology, Inc. and Black & Veatch Corporation

2